Mail Stop 6010

February 2, 2007

Eugene Seymour, M.D.
Chief Executive Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

Re: NanoViricides, Inc.
Amendment No. 1 to the Form 10-SB12G Filed on January 17, 2007
File No. 0-52318

Dear Dr. Seymour:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB12G/Amendment No. 1

General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

2. We note your response to comment 43 relating to your intention to submit a confidential treatment application for Exhibit A pursuant to Rule 406. Please note that because you have filed Exhibit A as part of an Exchange Act document, you

should seek confidential treatment under Rule 24b-2 of the Exchange Act. Additionally, please note that comments related to your request for confidential treatment will be delivered under separate cover. Please be advised that we will not be in a position to consider notifying you that we have no further comments on your Form 10-SB until we resolve all issues concerning the confidential treatment request.

Preliminary Efficacy Study, page 7

3. We note your response to comment 11 and your revised disclosure and reissue the comment in part. Our comment also sought for you to quantify the results to the extent possible for studies where you indicate that preclinical testing has shown efficacy. For example, in this section, we note you provide the efficacy results related to a drug related to common influenza. Please revise your disclosure to provide quantified disclosure such as the number of test subjects you used as well as what p value or other statistical analysis you conducted to determine the efficacy of the particular study. Similarly, we note your discussion in the section entitled "Preliminary Cell Culture Studies Against H5N1 Avian Influenza," on page 7 where you discuss your preclinical testing of various nanoviricides related to the treatment of H5N1. You do not provide any quantified disclosure in terms of the number of subjects you used or whether you used any statistical analysis. Please revise the above referenced sections as well as throughout the document where you discuss preclinical testing showing efficacy to disclose the results of the preclinical studies, including the number of test subjects, what your test group comprised of and whether your results were subject to any statistical analysis.

Preliminary Efficacy Studies In Vivo, page 8

4. We note your response to comment 12 and your revised disclosure to this section where you disclose the p value related to common influenza strain H1N1 and your reference to the wikipedia.org website where investors may obtain the definition of the p value. The definition of what a p value measures should be discussed in the text of your document. Additionally, please further explain what it means to have p value less than .003. Please revise your disclosure accordingly.

Arrangement with KARD Scientific, Inc., page 9

5. We note your response to comment 20 and your revised disclosure. Please revise your disclosure to also indicate whether you retain all intellectual property rights resulting from the services provided by KARD.

Other Collaborations, page 9

6. We note your responses to comments 23 and 27 and your supplemental response. Our previous comment sought for you to disclose in your document the "significant efforts" you made in the past year with regard to obtaining valuable

collaborations with agencies, institutions and commercial enterprises. In that regard, please revise your disclosure to disclose the material contents of the information you have set forth in Exhibit A that would let your investors know what significant efforts you are referring to as well as the status of your arrangements with the various agencies, institutions and commercial enterprises you indicate that you have made significant efforts with. We also note that the contents of the information set forth in Exhibit A do not appear to explain any possible collaborations or discussions you have held with commercial enterprises. Please revise your disclosure to identify and discuss the commercial enterprises with whom you have made significant efforts in obtaining valuable collaborations. With respect to the specific identities of the parties in Exhibit A for whom you indicate you intend to file a confidential treatment application, you may refer to such entities generally, such as a division of the U.S. Military and Civilian Research until we have an opportunity to review your confidential treatment application, which we note we have not yet received.

Avian Influenza, page 12

7. We note your response to comment 9 and the inclusion of a web link in your supplemental response to our comment seeking third party documentation for the statement "Of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected cases of severe disease and death in humans." However, when we access the web link you provide, we are unable to determine which article or link you would like us to review in support of your statement. Please either provide us with a supplemental hard copy of the article or material that supports the above referenced statement or revise your document to identify the source of the information that you relied on in making the statement referenced above.

Inhibiting Influenza Neuraminidase, page 12

8. We note your response to comment 34 and your supplemental response where you state that "any combination of words neuraminidase, Tamiflu, limitations, and efficacy on Google would list numerous studies." Additionally, we note you have provided web links as part of your response. We are unable to access the web links you have provided. Additionally, while we note your supplemental statement that "[t]o mention a single study would not be representative of the extent of the literature," our comment sought for you to revise your disclosure to identify the studies discussing the topics of neuraminidase inhibitor drugs, the effectiveness of Tamiflu, and the limitations of oseltamivir in safety profile in humans as well as a brief discussion of who conducted the studies and when such studies were completed. Rather than describing several studies, you may choose to disclose one or two studies discussing these topics and add further disclosure that there are other studies that have tested similar topics and include a reference to sites or literatures where an investor may go to obtain additional information. Please revise your disclosure accordingly.

"Our company is a development stage company that has no products approved for commercial sale, never generated any revenues and may never achieve revenues or profitability," page 22

9. We note your response to comment 25 and your revised disclosure. Our comment also sought for you to include in the risk factor disclosure that, if true, it would be several years until you could have a commercial drug product, if ever. Please revise this risk factor to include this information, or if you do not believe inclusion of such language is applicable, please explain to us why you do not believe is it applicable to you.

"The report of our independent registered public accounting firm includes a going concern qualification, and we have incurred significant operating losses and may not be profitable in the future, if ever," page 23

10. We note your response to comment 48 and your revised disclosure, including your statement that "[i]t is uncertain at this time how the going concern qualification by our independent registered public accounting firm will effect our ability to raise capital." Please revise your disclosure to state why you believe it is uncertain at this time how the going concern qualification will impact your ability to raise additional capital. In many cases a going concern opinion makes raising capital more difficult and often results in terms less favorable than if the company did not have a going concern opinion. If you believe the going concern opinion may not have this effect, please explain the basis for your belief.

"We have limited experience in drug development and may not be able to successfully develop any drugs," page 24

11. We note your response to comment 46 and your revised disclosure. Please revise this risk factor to discuss how your experience in pharmaceutical drug development is limited.

"Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have," page 28

12. We note your response to comment 61 and your response that the risk factor formerly entitled "With our limited resources, we may be unable to effectively manage . . . ." was eliminated. Please explain why you believe you do not face this risk or restore the deleted risk factor.

13. Additionally, our comment 61 sought for you to disclose how many consultants and contractors you currently have, in what capacity you use these individuals and how frequently you use them. We also sought for you to include in an appropriate

section of your document, the material terms of any agreements you might have with your consultants and contractors if you substantially rely on these individuals. We are unable to locate disclosure in your amended filing addressing our comment. In that regard, the comment is reissued. Please revise your document or advise us accordingly.

"We license our core technology from TheraCour Pharma Inc. and we are dependent upon them as they have exclusive development rights. If we lose the right to utilize any of the proprietary information that is the subject of this license agreement, we may incur substantial delays and costs in development of our drug candidates," page 31

14. We note your response to comment 57 and your revised disclosure and reissue the comment in part. Our comment sought for you to also quantify the "progress payments" owed to TheraCour. Rather than providing a cross-reference to Item 7 of your document, please disclose the amount of progress payments you have paid to date as well as what payments you owe to TheraCour.

"There are conflicts of interest among our officers, directors and stockholders." page 34

15. We note your statements:

- "Our officers and directors or their affiliates my have an economic interest in, or other business relationship with, partner companies that invest in us."

- "Our officers, directors or their affiliates have interests in entities that provide products or services to us."

Please revise to identify all officers, directors and affiliates that have conflicts of interests, including relationships with partner companies and interests in companies that provide you with products and services.

16. Additionally, you state:

- "Our executive officers or directors may have a conflict between our current interests and their personal financial and other interests in another business venture.
- "Our executive officers or directors may have conflicting fiduciary duties to us and the other entity."
- "The term of transactions may not be subject to arm's length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm's length negotiations."

Please describe all such conflicts including transactions that were not subject to arm's length negotiations. If the last two paragraphs of the risk factor discussion are the only conflicts that currently exist, please revise the risk factor to clarify these are the only current conflicts.

"We may enter into contracts with various U.S. government agencies which have special contracting requirements that give the government agency various rights or impose on the other party various obligations that can make the contracts less favorable to the non-government party. Consequently, if a large portion of our revenue is attributable to these contracts, our business may be adversely affected should the governmental parties exercise any of these additional rights or impose any of these additional obligations," page 34.

17. We note your response to comment 67 and your revised disclosure that you have revised this risk factor to state that substantially all of your revenues will result from government contracts. Our comment in part previously sought for you to disclose why all of your revenues would result from government contracts and therefore our comment is reissued. Please revise your disclosure to indicate why you expect substantially all of your revenues will result from government contracts? For example, do you anticipate primarily marketing to government agencies? If so, please revise your disclosure to make this intention clear.

"Because our common stock is traded on the 'pink sheets,' your ability to . . . .," page 38
"Because our shares are 'penny stocks,' you may have difficulty selling . . . .," page 39
"Because our common stock is traded only on the pinks sheets your ability . . . .," page 40

18. We note your response to comment 69 and reissue the comment. The above referenced risk factors still continue to contain language that your common stock "trades" on the pink sheets. As previously noted, because the pink sheets is a quotation medium, you should delete the reference to "trade."

Management's Plan of Operation, page 42

19. We note your responses to comments 21 and 76 and your revised disclosure. Please revise your disclosure in this section to indicate the date you entered into this agreement and also that you will retain all intellectual property rights with respect to any resulting product. The memorandum of understanding with the Health Ministry of Vietnam also provides that among other things that financial costs related to this joint project will be set forth in a "final agreement." Please revise your disclosure to also indicate the status of when you expect to enter into a "final agreement" since the memorandum of understanding appears to have been entered into in December 2005.

Management Discussion and Analysis of Plan of Operation, page 41

20. We are unable to locate any disclosure indicating that you control the development program and associated costs with TheraCour as represented in your response to our previous comment 78. Please specifically reference for us where you have made this disclosure or revise your discussion of the development fee obligation to clearly indicate that you control the development program and

determine when costs are incurred.

21. Please revise your disclosure provided in response to our previous comment 79 to clearly provide some indication of the level of effort that you have expended on each of your development projects to date. In addition, please represent to us that as you incur future costs on your development projects that you will provide some indication of the cost incurred by project in any future filings under the Exchange Act.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 53

22. We note your response to comment 80 and your revised disclosure. Please revise your footnote 4 to indicate that Anil Diwan has both investment and dispositive power over the shares held by Theracour Pharma. Please also revise footnote 7 to reflect that John Flynn has investment and dispositive power over the shares held by Total Businesses Services, Inc.

Employment Agreements, page 57

23. Please revise your disclosure to disclose the exercise price of the options held by the executive officers named in this section.

Changes in and Disagreements with Accountants, page 62

24. We acknowledge your response to our previous comment 98 and await the filing of Exhibit 16.1 in a subsequent amendment.

Financial Statements
Notes to Financial Statements
Note 1: Organization and Nature of Business
Restatement, page 76

25. Please revise your disclosure to remove the reference to our December 11, 2006 comment letter. In addition, please describe the nature of the reclassification adjustments that you recorded.

Note 4: Significant Alliances and Related Parties, page 80

26. Please expand your disclosure to clarify whether the advance payments to TheraCour and KARD are refundable or not. If amounts are not refundable, please explain to us your basis under GAAP for recording these amounts as prepaid expenses.

Note 8: Stock Transactions, page 81

27. Please revise your disclosure provided in response to our previous comment 105

to clearly indicate why you charged the fair value of the options issued to Messrs. Marshall and Weidenbaum to additional paid-in capital. In addition, as previously requested, please disclose the nature of your agreement with these individuals to subsequently cancel 200,000 of their options. In this regard, please disclose why these individuals were willing to cancel these options and what they received in return.

Exhibit List

28. Please revise your exhibit table to include a footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed or will be filed separately with the Commission.

Exhibit A

29. You should indicate on the <u>first page</u> of the public copy of the exhibit that certain portions of the exhibit have been omitted based upon a request for confidential treatment. You also should note on the first page that the non-public information has been filed with the Commission.

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You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at (202) 551- 3638 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Peter Campitiello, Esq.
        Levy & Boonshoft, P.C.
        477 Madison Avenue
        New York, NY 10022